

December 3, 2019

John Maatta
Chief Executive Officer
Wizard Entertainment, Inc.
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

> **Re: Wizard Entertainment, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 12, 2019**
> **File No. 024-11070**

Dear Mr. Maatta:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2019 letter.

Form 1-A/A filed November 12, 2019

Investor Perks, page 18

1. We note your disclosure regarding the approximate cash value of the investor perks. Please disclose how you determined the cash value for the investor perks.

General

2. Please update your filing to reflect the resignation of Jordan Schur from your board of directors, and the election of Scott D. Kaufman to your board of directors. We note your related disclosure in the current report on Form 8-K filed on November 5, 2019.

3.	We note your response to prior comment 7, and reissue such comment in part. Your forum selection provision in your bylaws to be in effect prior to any closing of this offering identifies a state or federal court located with the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise to clarify whether you intend this provision to apply to actions arising under the Securities Act or Exchange Act. In that regard, we note your disclosure that you "believe" that the exclusive forum provision applies to claims arising under the Securities Act, and we note that your disclosure on pages 13 and 46 are not consistent with your disclosure on page 18 as to whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

4.	We note that you filed a quarterly report on Form 10-Q for the period ended September 30, 2019. Please tell us what consideration you gave to updating the offering statement. Refer to footnote 17 and the accompanying text in Securities Act Release No. 33-10591 (December 19, 2018).

	Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.

						Sincerely,

						Division of Corporation Finance
						Office of Trade & Services